NATIXIS FUNDS TRUST II

February 25, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Natixis Funds Trust II
Post-Effective Amendment No. 154
(File Nos.: 002-11101 and 811-00242)

Dear Sir or Madam:

On behalf of Natixis Funds Trust II (the “Registrant”), transmitted for filing is Post-Effective Amendment No. 154 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The attached Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and Rule 101(a)(1)(i) of Regulation S-T. It is anticipated that the Amendment will become effective on May 1, 2011.

The Registrant is filing the Amendment to (i) change an investment guideline of the Loomis Sayles Multi-Asset Real Return Fund; and (ii) make other clarifying disclosures for the Loomis Sayles Multi-Asset Real Return Fund and the Loomis Sayles Absolute Strategies Fund. The Amendment does not relate to any other series of the Registrant. It is anticipated that the Registrant will file a post-effective amendment to the registration statement pursuant to Rule 485(b) under the 1933 Act on or prior to the proposed effective date to make non-material changes to disclosure and to incorporate any changes you may deem necessary.

Please direct any questions on the attached materials to me at (617) 449-2818.

Very truly yours,

/s/ John DelPrete
John DelPrete
Assistant Secretary